PROSPECTUS SUPPLEMENT (To Prospectus Dated December 1, 2008)	Filed pursuant to Rule 424(b)(3) Registration No. 333-155794
15,232,738 Shares
UAL CORPORATION
Common Stock

     Pursuant to the distribution agreements, dated December 1, 2008, between UAL Corporation (the “Company”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) and Morgan Stanley & Co. Incorporated (“MS”), respectively, which have been filed as exhibits to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 1, 2008 and are incorporated by reference herein, during the period from December 1, 2008 through January 12, 2009, the Company sold 15,232,738 shares of its common stock, par value $0.01 per share, including 11,208,438 shares through J.P. Morgan and 4,024,300 shares through MS, each as its distribution agent, resulting in gross proceeds to the Company of $124,493,694 and $47,693,996, respectively. The aggregate gross sales commission to the distribution agents through January 12, 2009 has been $3,443,754. The aggregate net proceeds from such sales are approximately $168,217,420 after deducting related expenses, including commission to the distribution agents. The Company’s common stock is listed on The NASDAQ Global Select Market under the symbol “UAUA.” The last reported sale price of the Company’s common stock on January 12, 2009 was $11.65 per share.
     This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, dated December 1, 2008, and the prospectus supplement, dated December 1, 2008.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

J.P. Morgan	Morgan Stanley

The date of this prospectus supplement is January 21, 2009.